UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

Jerald A. Trannel
407 S. Third Street, Suite 230
Geneva, Illinois  60134
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       7,904,229 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        3,034,710 shares
Each
Reporting     9 Sole Dispositive Power
Person          7,904,229 shares
With
             10 Shared Dispositive Power
                3,034,710 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
10,938,939 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

38.4%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    601,410 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                601,410 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
601,410 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

2.1%

14. Type of Reporting Person (See instructions)

PN,

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    2,433,300 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                2,433,300 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,433,300 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

8.6%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 630079101 Page 5 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,034,710 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                3,034,710 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
3,034,710 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

10.7%

14. Type of Reporting Person (See instructions)
CO

Page 6 of 7 Pages

The undersigned hereby amends its Schedule 13D as filed on September 19, 2003 and as previously amended relating to the Common Stock of Nanophase Technologies Corporation.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction

On September 14, 2012, Whitmore purchased 2,421,918 shares of Common Stock held by Grace in a private transaction at a market price of $0.33 per share. The transaction was effected to reduce the investment exposure held by Grace, while at the same time increasing Whitmore's investment position.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the
Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
2,433,300 shares of Common Stock, representing approximately 8.6% of the outstanding shares of Common
Stock. Grace Investments beneficially owns 601,410 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock. As general partner of Grace and Grace Investments, Spurgeon may be deemed the beneficial owner of 3,034,710 shares of Common Stock, or 10.7% of the outstanding shares of Common Stock, although
Spurgeon otherwise disclaims beneficial ownership.  As
General partner of Grace and Grace Investments, Whitmore may be deemed the beneficial owner of 10,938,939 shares of Common Stock, representing 3,034,710 shares of stock held indirectly and 7,904,229 shares of Common Stock as direct beneficial owner, or 38.4% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
2,433,300 Shares of Common Stock

Grace Investments: shared voting power (with Whitmore and Spurgeon)
601,410 Shares of Common Stock

Whitmore:  shared voting power (with Grace, Grace
Investments and Spurgeon)
3,034,710 Shares of Common Stock;
and
sole voting power
7,904,229 Shares of Common Stock

Spurgeon:  shared voting power (with Grace, Grace
Investments, and Whitmore)
3,034,710 Shares of Common Stock

(c) The transactions effected by the Filers during the past sixty days are set forth in Schedule A.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: September 14, 2012

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

SCHEDULE A

TRADE ACTIVITY FOR NANOPHASE TECHNOLOGIES, CORP.
EFFECTED BY GRACE BROTHERS, LTD. FOR THE PREVIOUS
60 DAYS.

                          Amount of    Price per
Date        Security      Shares       Share
                          Sold
09/12/2012	Common Stock  2,421,918    $0.33

TRADE ACTIVITY FOR NANOPHASE TECHNOLOGIES, CORP.
EFFECTED BY BRADFORD T. WHITMORE FOR THE PREVIOUS
60 DAYS.

                          Amount of    Price per
Date        Security      Shares       Share
                          Purchased
09/12/2012	Common Stock  2,421,918    $0.33